UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: February 28, 2010 - April 3, 2010

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents are true and correct to the best of my knowledge and belief.

[signature]
Signature of Debtor

4/20/10
Date

Signature of Joint Debtor

Date

[signature]
Signature of Authorized Individual*

4/20/10
Date

J. Gregory Ambro
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor is a partnership; a manager or member if debtor is a limited liability company.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: February 28, 2010 - April 3, 2010

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

		BANK ACCOUNTS						CURRENT MONTH		FILING TO DATE
		GEN OPER	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH		$ 11,034	$ -	$ 281	$ -	$ -	$ -	$ 11,315	$ 8,376	$ (68,811)
RECEIPTS										
CASH SALES			-					-	-	83,387
CREDIT CARD RECEIVABLES			-					-	-	20,495
LOANS AND ADVANCES			-					-	-	
SALE OF ASSETS			-					-	-	115,828
OTHER RECEIPTS	[3]	317						317	250	68,883
TRANSFERS (FROM DIP ACCTS)								-	-	
TOTAL RECEIPTS		$ 317	$ -	$ -	$ -	$ -	$ -	$ 317	$ 250	$ 288,593
DISBURSEMENTS										
ADVERTISING			-					-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)			-					-	-	53,228
RENT	[4]	155						155	81	14,229
PAYROLL, PAYROLL TAXES, AND BENEFITS		82						82	67	50,704
UTILITIES		24						24	14	4,699
INSURANCE			-					-	20	1,098
SALES AND OTHER TAXES	[5]	89						89	48	32,973
GENERAL OPERATING		21						21	27	8,669
FINLAY LICENSE			-					-	-	11,814
FINANCING EXPENSES			-					-	-	3,524
PROFESSIONAL FEES		614						614	250	15,177
OTHER			-					-	-	7,671
TOTAL DISBURSEMENTS		$ 985	$ -	$ -	$ -	$ -	$ -	$ 985	$ 507	$ 207,009
DRAW ON LC			-					-	-	4,648
ADJUSTMENTS			-					-	-	2,522
NET CASH FLOW		$ (668)	$ -	$ -	$ -	$ -	$ -	$ (668)	$ (257)	$ 79,458
(RECEIPTS LESS DISBURSEMENTS)										
CASH (LOAN BALANCE)- END OF MONTH		$ 10,366	$ -	$ 281	$ -	$ -	$ -	$ 10,647	$ 8,119	$ 10,647

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 4/3/10 was $0.
[2] 'Projected' amounts reflect projections per the winddown budget.
[3] Other Receipts include $223K received from the IRS for Net Operating Loss Carryback refunds, $64K in refunds of credit card company holdbacks, and $20K insurance deposit refund.
[4] Due to the 5-week fiscal month, two months of rent payments cleared in fiscal March.
[5] Includes the payment of property taxes for the corporate office building.

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES	
O'Melveny & Meyers	1/31/10 to 2/27/10	3/3/2010	221,472	219,567	1,905	4,572,945	118,867	821,890
FTI Consulting	1/31/10 to 2/27/10	3/8/2010	80,430	80,430	-	2,775,212	132,406	33,502
Richards, Layton & Finger	1/31/10 to 2/27/10	2/25/2010	20,161	17,860	2,301	757,864	58,149	58,834
Kurtzman Carson Consultants	1/31/10 to 2/27/10	n/a	n/a	106,817	87,772	1,017,316	87,772	-
Cooley Godward Kronish	1/31/10 to 2/27/10	2/15/2010	31,270	30,710	560	582,780	15,292	93,688
Loughlin Meghji & Company	1/31/10 to 2/27/10	3/22/2010	50,790	50,772	18	659,819	774	120,747
Benesch	1/31/10 to 2/27/10	2/16/2010	7,741	7,283	458	137,355	2,633	13,540
GE Capital Third Party Legal [1]	1/31/10 to 2/27/10	n/a	n/a			578,731	5,505	-
Financial Dynamics	1/31/10 to 2/27/10					29,377	-	-
Other	1/31/10 to 2/27/10	2/24, 3/8	10,411	10,180	231	137,467	507	15,296
TOTAL PAYMENTS TO PROFESSIONALS			$ 422,275	$ 523,619	$ 93,245	$ 11,248,866	$ 421,905	$ 1,157,497

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)

Reporting Period: February 28, 2010 - April 3, 2010

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

		Cumulative
REVENUES	**Month ($ in 000's)**	**Filing to Date ($ in 000's)**
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	-	1,758
Total Revenues	-	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	-	22,714
OPERATING EXPENSES		
Advertising	-	2,108
Bad Debts	-	61
Contributions	-	9
Employee Benefits Programs	8	2,343
Insider Compensation	56	1,191
Insurance	15	1,352
Repairs and Maintenance	4	1,445
Rent and Lease Expense	80	4,484
Salaries/Commissions/Fees	28	21,604
Supplies	-	1,920
Taxes	45	3,745
Travel and Entertainment	-	132
Utilities	9	1,643
Other (attach schedule)	26	92,372
Total Operating Expenses Before Depreciation	271	134,409
Depreciation/Depletion/Amortization	26	5,384
Net Profit (Loss) Before Other Income & Expenses	(297)	(117,079)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(22)	(4,166)
Interest Expense	-	1,655
Net Profit (Loss) Before Reorganization Items	(275)	(114,568)
REORGANIZATION ITEMS		
Professional Fees	1,283	12,847
U. S. Trustee Quarterly Fees	10	90
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	1,293	15,746
Income Taxes	-	76
Net Profit (Loss)	$ (1,568)	$ (130,390)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: February 28, 2010 - April 3, 2010

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	18	5,616
Unclassified	0	(1,115)
Communications	2	662
Postage	0	223
Professional Fees	6	(4)
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Gain on Sale of Assets	0	88,045
Store Closure Costs	0	44
Total Other Operational Expenses	**26**	**92,372**
Other Income		
Rental income	(6)	(120)
Miscellaneous income	(16)	(4,046)
Total Other Income	**(22)**	**(4,166)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: February 28, 2010 - April 3, 2010

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS CURRENT ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)
Unrestricted Cash and Equivalents	$ 10,294	$ 7,408
Restricted Cash and Cash Equivalents [1]	281	-
Accounts Receivable (Net)	2,890	2,944
Inventories	-	126,552
Prepaid Expenses (attach schedule)	1,890	3,849
Professional Retainers	320	493
Other Current Assets (attach schedule)	6,676	8,216
TOTAL CURRENT ASSETS	$ 22,351	$ 149,462
PROPERTY AND EQUIPMENT		
Real Property and Improvements	11,810	60,652
Machinery and Equipment	-	61,313
Furniture, Fixtures and Office Equipment	6	89,942
Leasehold Improvements	4,133	65,463
Vehicles	-	420
Construction in progress	-	2,187
Less Accumulated Depreciation	(5,128)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$ 10,821	$ 128,749
OTHER ASSETS		
Loans to Insiders	-	-
Other Assets (attach schedule)	2,831	5,166
TOTAL OTHER ASSETS	$ 2,831	$ 5,166
TOTAL ASSETS	$ 36,003	$ 283,377

LIABILITIES AND OWNER EQUITY LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE
Accounts Payable	25	
Taxes Payable (refer to FORM MOR-4)	949	
Wages Payable	6	
Rent / Leases - Building/Equipment	1,289	
Secured Debt / Adequate Protection Payments	-	
Professional Fees	1,157	
Amounts Due to Insiders	11	
Other Postpetition Liabilities (attach schedule)	19,853	
TOTAL POSTPETITION LIABILITIES	$ 23,290	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	990	76,069
Priority Debt	-	37
Unsecured Debt	53,116	54,533
Other Pre-petition Liabilities (attach schedule)	351	64,099
TOTAL PRE-PETITION LIABILITIES	$ 54,457	194,738
TOTAL LIABILITIES	$ 77,747	194,738
OWNER EQUITY		
Capital Stock	137	137
Additional Paid-In Capital	78,007	78,002
Retained Earnings - Pre-Petition	11,987	11,987
Retained Earnings - Postpetition	(130,388)	
Adjustments to Owner Equity (attach schedule)	(1,487)	(1,487)
NET OWNER EQUITY	(41,744)	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 36,003	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in a separate account for utility adequate assurance.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: February 28, 2010 - April 3, 2010

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	122	1,167	
Workers compensation prepaid	1,739	889	
Prepaid advertising	-	219	
Prepaid health and other	29	122	
Prepaid rent	-	-	
Prepaid expenses	-	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	**1,890**	**3,849**	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	558	373	
Salary support receivable	-	184	
Other	-	3	
Total Other Current Assets	**6,676**	**8,216**	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	1,861	1,810	
Deposits	970	-	
Straightline lease	-	2,543	
Prepaid rent	-		
Total Other Assets	**2,831**	**5,166**	
LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,866		
Gift and merchandise cards	3,595		
Vacation payable	28		
Payroll deductions payable	-		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	329		[1]
Deferred revenue	2,173		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,736		
Capital leases	-		
Total Other Postpetition Liabilities	**19,853**		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	25	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	209	520	
Pension liability	97	97	
Other accruals prepetition	20	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	**351**	**64,099**	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: February 28, 2010 - April 3, 2010

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	6,911	13,940	(13,940)	6,911
FICA	5,145	10,354	(10,354)	5,145
Unemployment	422	-	-	422
Total Federal Taxes	$ 12,478	$ 24,294	$ (24,294)	$ 12,478
State and Local				
Withholding	2,852	5,610	(5,753)	2,709
Sales & Excise	-	-	-	-
Unemployment	2,054	-	-	2,054
Real Property	481,247	42,165	(106,082)	417,330
Personal Property [1]	514,098	-	-	514,098
Workers Compensation	-	-	-	-
Other: Local	-	-	-	-
Total State and Local	1,000,251	47,775	(111,835)	936,192
Total Taxes	$ 1,012,729	$ 72,069	$ (136,129)	$ 948,670

[1] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: February 28, 2010 - April 3, 2010

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X